Essar Steel agrees to acquire Esmark Inc.
for an enterprise value of appox. USD 1.1 Billion (Approx.Rs.4500 Cr.)

May 01, 2008

Essar Steel Holdings Limited (ESHL), part of Essar Global Limited, today announced that it has agreed to acquire Esmark Inc. at an estimated enterprise value of USD 1.1 billion. ESHL has agreed to the material terms of a proposed tender offer for cash purchase price of USD 17 per share of all outstanding shares of Nasdaq listed Esmark Inc.

The proposed tender offer was unanimously accepted by the Board of Esmark and is subject to customary approvals including those of the US government and United Steel Workers.

Esmark plans to enter into definitive documentation upon expiration or waiver of the approximate 52 day “right to bid” period set forth in the collective bargaining agreement with the United Steelworkers. Esmark is a steel production and distribution company with a capacity of 2.4 MTPA and steel distribution centres across USA.

Commenting on the deal, Mr Shashi Ruia, Chairman, Essar Global said,” This is one more step in realizing our global steel vision of having world class low cost assets, with a global footprint. Having acquired Algoma and Minnesota Steel last year, this acquisition provides us with an excellent platform for the Canadian and North American markets. With the above acquisitions of Esmark and projects under implementation in Trinidad and Tobago, Essar Steel Holdings will have a 10 million tonnes of flat steel production in the Americas”

Within ten days of entering into definitive documentation, a wholly-owned subsidiary of Essar will effectuate the two-step acquisition by means of a front-end, cash tender offer for all of the outstanding shares of Esmark’s common stock, at $17.00 per share in cash. If greater than 50% of the outstanding shares are tendered, then a second-step, cash-out merger would follow in which all remaining shares of Esmark common stock will be converted into the right to receive $17.00.

About Essar Steel Holdings Limited (ESHL)
ESHL is a global producer of steel covering India, Canada, USA, the Middle East and Asia. It is a fully integrated flat carbon steel manufacturer - from iron ore to ready-to-market products - supplying highly discerning customers in the automotive, white goods, construction, engineering and shipbuilding industries. With a current capacity of 8.5 million tons, Essar’s expansion in India, Asia and North America will see capacity rise to 20 to 25 million tons by 2012.

About Esmark Incorporated
Esmark Incorporated is a vertically integrated steel producer and distributor, combining steel production capabilities through both blast furnace and electric arc furnace technologies with the just-in-time delivery of value-added steel products to a broad customer base concentrated in the Ohio Valley and Midwest regions. Currently headquartered in Wheeling, WV, the Company is a producer of carbon flat-rolled products for the construction, container, appliance, converter/processor, steel service center, automotive and other markets. The company's products include various sheet products such as hot rolled, cold rolled, hot dipped galvanized, electro-galvanized, black plate and electrolytic tinplate.

About Essar Global
Essar Global is a diversified international conglomerate. It has offices world-wide and employs approximately 38,000 people, including over 6500 persons in the United States.

For more information, contact:

Madhu Vuppuluri, President, Essar, North America +1 212 758 5520
V Krishnan, Head - Corporate Communications, Essar, India +91 98197 30208
Manish Kedia, Sr. Vice President, Essar, India at +91 98197 30092
B Ganesh Pai, General Manager, Essar, India at +91 98197 30225
William Clutterbuck, UK: +44 207 379 5151

IMPORTANT INFORMATION

The tender offer described herein has not commenced.  This announcement and the description contained herein are provided for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any securities of Esmark Incorporated.  Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Essar Steel Holding Limited and/or one of its affiliates.  In addition, Esmark will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer.  Esmark’s stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety when they become available because they will contain important information.  Esmark’s stockholders may obtain copies of these documents (when they become available) for free at the SEC's website at www.sec.gov, from the information agent named in the tender offer materials and from Essar.